May 10, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attention:	Kevin Woody, Accounting Branch Chief Amanda Jaffe, Staff Accountant Division of Corporation Finance

Re:	First Potomac Realty Trust Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 File No. 001-31824
Dear Mr. Woody:
This letter is in response to the comments of the Staff of the Securities and Exchange Commission made in your letter dated April 30, 2007 with respect to First Potomac Realty Trust’s (“the Company”) Form 10-K filed for the year ended December 31, 2006.
In response to your letter, set forth below are the two comments noted in your letter followed by our responses to your comments.
1.	Financial Statements, Note 6, Debt (b) Exchangeable Senior Notes, page 69.
Please tell us your basis for your current accounting treatment of the capped call option entered into during 2006, including the current classification within shareholders’ equity. Please cite the specific accounting literature management relied upon for their conclusion. Please ensure that you address, within your response, how you plan to account for this capped call option going forward.

Response:
On December 11, 2006, First Potomac Realty Investment Limited Partnership, the Company’s Operating Partnership (the “Operating Partnership”) issued $125 million of Exchangeable Senior Notes in a private placement (the “Notes”). The Notes are exchangeable (at the Company’s option) into cash or a combination of cash and common shares of beneficial interest of the Company (“common shares”). The Notes are exchangeable at an initial exchange price of $36.12 per common share.
7600 Wisconsin Avenue ◆ 11th Floor ◆ Bethesda, Maryland 20814 ◆ Phone (301) 986-9200 ◆ Fax (301) 986-5554

Securities and Exchange Commission
May 11, 2007

In a separate transaction, the Operating Partnership used $7.6 million of the Note proceeds to purchase a capped call option from an affiliate of one of the initial purchasers of the Notes (“the option counterparty”). The capped call option protects the Company against the dilutive effects of the conversion feature of the Notes if the market price of the common shares at the time of exchange is between the initial exchange price of $36.12 and $42.14 per common share. The capped call option allows the Company to receive common shares from the option counterparty equal to the amount of the excess conversion value that the Company would pay the holders of the Notes upon conversion, up to a value of $42.14 per common share.

The Company considered and followed the guidance outlined in Statement of Financial Accounting Standard No. 133, Accounting for Derivative and Hedging Activities, (“SFAS 133”) Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, (“EITF 00-19”) and Emerging Issues Task Force Issue No. 01-6 The Meaning of “Indexed to a Company’s Own Stock” (“EITF 01-06). Paragraph 11(a) of SFAS 133 provides that contracts issued or held by a reporting entity that are both indexed to its own stock and classified in stockholders equity are not considered derivative instruments for purposes of SFAS 133.

To determine if the instrument should be classified in stockholders equity, the Company considered EITF 00-19 which provides that freestanding derivative financial instruments that are indexed to, and potentially settled in, a company’s own stock would be classified as equity for contracts that require or give the company a choice of net-cash settlement or settlement in its own shares, assuming that all the criteria outlined in paragraphs 12-32 of EITF 00-19 have been met. Contracts that give the company a choice or require net-cash or net-share settlement and that meet all the criteria set forth in paragraphs 12-32 should be initially measured at fair value and reported in permanent equity. To determine if the instrument is indexed to the company’s stock, management considered EITF 01-6. In that analysis, the Company evaluated whether any contingency provisions exist in the arrangement that are not based on an observable market outside the common shares and once the contingent event has occurred, whether the settlement amount is based solely on the common shares.

After analyzing the requirements of EITF 00-19 and EITF 01-6, the Company concluded that the capped call provisions meet the conditions specified in paragraph 11(a) of SFAS 133 and therefore the contract would not be accounted for under SFAS 133. Further, as noted above under EITF 00-19, the contract should be classified in equity. Finally, as noted in EITF 00-19, the contract should be initially measured at fair value and reported in permanent equity. Any subsequent changes in fair value should not be recognized as long as the contracts remain classified as equity. Assuming the contract continues to be recorded in equity per EITF 00-19, the Company will record no impact arising from changes in fair value in future periods.

Securities and Exchange Commission
May 11, 2007

2.	Note 14, Quarterly Financial Information (unaudited), page 75. In future filings, please revise to disclose gross operating profit. Refer to Item 302 of Regulation S-K.

Response: The Company will comply with this request and include gross operating profit in the unaudited quarterly financial information in future filings.
In connection with our response to your comments set forth above, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional comments or require further information, please let us how we may assist your review.
Very truly yours,
/s/ Douglas J. Donatelli

Douglas J. Donatelli
President and CEO